Mail Stop 3561

June 29, 2007

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

Wayne Merck
President and Chief Executive Officer
K2, Inc.
5818 El Camino Real
Carlsbad, CA 92008

> **Re:** **Jarden Corporation**
> **Registration Statement on Form S-4**
> **Amendment No. 1 filed June 14, 2007**
> **File No. 333-142883**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-13665**

Dear Messrs. Franklin and Merck:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Merger Consideration, page 5

1. We note your response to comment 3 in our letter dated June 8, 2007. Please describe the material terms of the convertible debentures, including the aggregate principal amount, the maturity date, the interest rate and the conversion terms. Please revise to state whether the terms of the convertible debentures will be the same after the merger, and if not, then describe any new or revised terms. Please also revise to state your belief that you do not expect the convertible debentures to be converted prior to consummation of the merger, as stated in your response to comment 1 of our letter dated June 8, 2007.

2. We have reviewed your response to comment 4 in our letter dated June 8, 2007, noting that you intend to use the April 25, 2007 announcement date as the acquisition date for accounting purposes. Please note that paragraph 48 of SFAS 141 provides for the designation of an effective date of an acquisition as a date other than the closing date, provided that the acquiror takes effective control on the earlier date without restrictions except those normally used to protect acquiree stockholders. Considering that the merger agreement requires stockholder approval, it appears that you are not able to assume effective control on April 25, 2007 and that the stockholder approval date is the earliest date that could be considered the acquisition date. Furthermore, please note that if the exchange ratio were to change based on your future average stock price, the measurement date could be earlier than the second trading day prior to the closing of the merger. See the example provided in paragraph 7 of EITF 99-12.

Background of the Merger, page 40

3. We note your response to comment 14 of our letter dated June 8, 2007. Please identify the person(s) who introduced Mr. Mendenhall to Mr. Franklin at the investor conference in April 2006. Furthermore, please clarify your disclosure to identify whom Willkie Farr & Gallagher LLP represents.

4. Please revise your disclosure to discuss why no further auction or solicitation was made by K2 after it discontinued formal discussions with the two private equity firms in November 2005 and after the contact with Morgan Stanley on March 20, 2007. In addition, we note that on April 10, 2007, the K2 board discussed the benefits and risks associated with an auction and that you describe the risks; please also describe the benefits that were considered.

5. We note that as financial advisor to K2 and its board, J.P. Morgan provided its financial analysis of the terms of the transaction. Please describe any material differences from the analyses provided by Blackstone and the board's consideration of any differences in analyses.

K2's Reasons for the Merger and Board Recommendation, page 48

6. Please refer to comment 15 in our letter dated June 8, 2007. Please quantify the costs of combining the companies and the substantial expenses incurred in connection with the merger, as discussed under the potential risks on page 50.

Jarden Corporation Form 10-K for the Fiscal Year Ended December 31, 2006

Note 11. Commitments and Contingencies, page 74

7. We have reviewed your response to comment 29 in our letter dated June 8, 2007. For each contingency identified in your footnotes, please confirm you will disclose, where applicable, (a) an estimate of possible loss or range of loss or state that such an estimate cannot be made and (b) that no loss in excess of recorded amounts is believed to be reasonably possible.

Exhibit 12.1 Ratio of Earnings to Fixed Charges Calculation

8. We have reviewed your response to comment 33 in our letter dated June 8, 2007. Considering that the make-whole premium appears to be a one-time penalty for pre-paying the debt, it does not appear that your debt extinguishment loss add-back is consistent with the definition of earnings in Item 503(d)(1)(C) of Regulation S-K. Please remove this add-back to earnings available for fixed charges in future filings.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell D. Hollander, Esq.
      Kane Kessler, P.C.
      Fax: (212) 245-3009